UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

EXPLANATORY NOTE

DoubleDown Interactive Co., Ltd. (the “Company”) is filing this report on Form 6-K/A to amend the Company’s previous report on Form 6-K, as filed with the Securities and Exchange Commission on March 4, 2024 (the “Initial 6-K”), solely to update the Public Notice for Convocation of the 16th Annual General Meeting of the Company, which was furnished in the Initial 6-K. Except as specifically provided herein, the information set forth in the Initial 6-K remains unchanged.

Public Notice for Convocation of the 16th Annual General Meeting of DoubleDown Interactive Co., Ltd.

1.	Date and Time: March 29, 2024, 11:00 a.m. (Korea Standard Time) / March 28, 2024, 9:00 p.m. (Eastern Time, US)

2.

Who Can Attend: Holders of the Company’s common shares as of December 29, 2023 (the “Record Date”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs.

3.	Venue: Meeting room, 13th floor, 152 Teheran-Ro, Gangnam-gu, Seoul

4.	Methods of Attending: Holders of the ADSs should send the Depositary their voting instructions using the ADS voting card as separately instructed.

5.	Reports and Proposals to be presented and considered at the AGM:

- Reports: audit report, business report, and the report on the operating status of the internal accounting management system

- Proposals

Proposal No. 1:	Approval of the 16th financial statements and consolidated financial statements for the fiscal year ended December 31, 2023

Proposal No. 2:	Approval of the remuneration limit for independent directors and executive officers

Proposal No. 3:	Amendment to the Regulations on Executive Retirement Payment

6.	Proposal Details

Proposal No. 2: To approve the continuance of the aggregate remuneration limit for independent directors and executive officers at 5 billion won for the fiscal year ending December 31, 2024.

Title	2023	2024
Independent Directors and Executive Officers’ remuneration limit	5 billion won	5 billion won

Proposal No. 3: Amendment to the Regulations on Executive Retirement Payment

Before	After	Note

Article 4 [Calculation of Executive Retirement Payment]

...elision...

② The average annual salary shall be the average annualized amount of the total salary paid in the last three years retroactive to the date of retirement. If the period of service is less than 3 years, it shall be the period of service

...elision...

Article 4 [Calculation of Executive Retirement Payment]

...elision...

② The average annual salary shall be the average annualized amount of the base salary paid in the last three years retroactive to the date of retirement. If the period of service is less than 3 years, it shall be the period of service. This Article also applies to the period of service prior to the enforcement date of Article 3 of the Supplementary Provisions of this Regulation during the recent three-year period retroactive to the date of retirement. <Amended on March 29, 2024>

...elision...

Change in severance pay calculation standards

Supplementary Provisions

<New article>	Article 3 [Effective Date] These rules are effective March 29, 2024.	Establishment of supplementary provisions such as effective date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 8, 2024	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer